Exhibit 21.1

LIST OF

LARGE SCALE BIOLOGY CORPORATION

SUBSIDIARIES

Name	State of Incorporation
Biosource Genetics Corporation	California
Large Scale Bioprocessing Corporation	Delaware
Biosource Technologies, Inc.	California
Large Scale Proteomics Corporation	Delaware
Eclipse Diagnostics, Inc.	Delaware
Sunrise Biosystems, Inc.	Delaware